SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           MBLA FINANCIAL CORPORATION
                           --------------------------
                                (Name of issuer)

                      Common Stock $.01 Par Value Per Share
                      -------------------------------------
                         (Title of class of securities)

                                    552623100
                           --------------------------
                                 (CUSIP Number)

                                  John T. Neer
                           MBLA Financial Corporation
                                 101 Vine Street
                              Macon, Missouri 63552
                                 (816) 385-2122
                -------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 23, 1996
                     ---------------------------------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with this Statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note.   Six   copies  of  this   statement,  including  all   exhibits,
should   be  filed   with  the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages.)

                                                   (Page 1 of 7)

- -------------------------------------                         -----------------

CUSIP No. 552623100                           13D             Page 2 of 7 Pages
- -------------------------------------                         -----------------

- -------------------------------------------------------------------------------
       1             NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     John T. Neer

- -------------------------------------------------------------------------------
       2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
       3             SEC USE ONLY
- -------------------------------------------------------------------------------
       4             SOURCE OF FUNDS      PF
- -------------------------------------------------------------------------------
       5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               |_|
- -------------------------------------------------------------------------------
       6             CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
- -------------------------------------------------------------------------------
                           7          SOLE VOTING POWER
  NUMBER OF
    SHARES                                         70,579
 BENEFICIALLY     -------------------------------------------------------------
   OWNED BY                8          SHARED VOTING POWER
     EACH                                          14,531
  REPORTING       -------------------------------------------------------------
 PERSON WITH               9          SOLE DISPOSITIVE POWER
                                                   84,428
                  -------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                                      682
- -------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                                                   85,110
- -------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                         |_|
- -------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.1%
- -------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON
                     IN
- -------------------------------------------------------------------------------

Item 1.  Security and Issuer
- ----------------------------

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of MBLA Financial Corporation (the "Issuer"), the executive office of which is located at 101 Vine Street, Macon, Missouri 63552.

Item 2. Identity and Background
- -------------------------------

         The name and business address of the person filing this Statement is John T. Neer, 101 Vine Street, Macon, Missouri, Missouri 63552. Mr. Neer is the President, Chief Executive Officer and a Director of the Issuer. During the last five years, Mr. Neer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Neer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

         A total of $312,610 of the personal funds of Mr. Neer were used to effect the purchase of the Common Stock. Mr. Neer may be deemed to beneficially own the 682 shares of Common Stock over which his spouse holds sole voting and dispositive power and for which she paid a total of $6,820 (included in the $312,610 total). Such amount covers the purchase of 30,579 shares at a purchase price of $10.00 per share. An additional 5,124 shares are included as beneficially owned as a result of the grant of shares of Common Stock under the recognition and retention plan of the subsidiary of the Issuer issued at no cost to Mr. Neer. An additional

40,000 shares are included as beneficially owned and result from the issuance of options to purchase Common Stock that were granted to Mr. Neer under the 1993 Incentive Stock Option Plan of the Issuer for which the personal funds of Mr. Neer will not be required, if at all, until such options are exercised. An additional 8,725 shares have been allocated to Mr. Neer under an employee stock ownership plan of the Issuer; except as otherwise noted, Mr. Neer did not purchase these shares.

Item 4. Purpose of Transaction
- ------------------------------

         All of the shares reported on this Schedule 13D as beneficially owned by Mr. Neer were acquired for investment. Mr. Neer may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the Issuer, Mr. Neer, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than in the performance of his duties as a director and an executive officer of the Issuer, Mr. Neer has no current plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an  extraordinary  corporate  transaction,   such  as  a  merger,
             reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes  in   the   Issuer's    certificate    of    incorporation,
             bylaws   or   instruments corresponding thereto or  other   actions
             which   may impede the acquisition of control of the Issuer by any persons;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a  class of equity securities of the Issuer becoming  eligible  for
             termination   of registration pursuant to Section 12(g)(4)  of  the
             Securities   Exchange   Act  of  1934, as amended; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

         Mr. Neer may be deemed to own beneficially an aggregate of 85,110 shares of the Common Stock, constituting 6.1% of the number of shares of Common Stock outstanding on the date hereof. Of these shares of Common Stock, Mr. Neer has sole power to vote 70,579 shares (which includes 40,000 shares underlying stock options) and has sole dispositive power over 84,428 shares. Voting or dispositive power over the remaining shares of Common Stock beneficially owned by Mr. Neer is held by the Issuer or its subsidiaries, except with respect to the 682 shares held by Mr. Neer's spouse and described in Item 3.

         During the past 60 days, the only transaction effected was the vesting of 10,000 options under the 1993 Incentive Stock Option Plan. The options became exercisable on June 23, 1996.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
- ----------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

         None.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 17, 1996                                 /s/ John T. Neer
       --------------                                ----------------
                                                         John T. Neer